[Sutherland Letterhead]

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

June 8, 2015

U.S. Securities and Exchange Commission

Division of Investment Management

Attention:	Mr. James E. O’Connor, Senior Counsel
Ms. Christina D. Fettig, Senior Accountant

100 F Street, NE

Washington, DC 20549

Re:	Registration Statement on Form N-2 (File No. 333-203511) filed by Hercules Technology Growth Capital, Inc. on April 20, 2015 (the “Registration Statement” or “Shelf Registration Statement”)

Dear Mr. O’Connor and Ms. Fettig:

On behalf of Hercules Technology Growth Capital, Inc. (the “Fund”), set forth below is the Fund’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund in a letter dated May 20, 2015 regarding the Fund’s Registration Statement and the prospectus contain therein (the “Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Fund’s responses.

Prospectus

Front Cover

1.	Comment: The disclosure in the second paragraph states that on July 15th shareholders will vote “on a proposal to allow us to issue common stock at a price below net asset value per share for a period of one year ending July 7, 2016.” Please clarify that, if approved by the required majorities, the authorization would be effective for a period expiring on the earlier of the one-year anniversary of the date of the shareholder approval or the date of the Fund’s 2016 annual shareholder meeting. See Section 63(2)(A) of the Investment Company Act of 1940 (“1940 Act”).

U.S. Securities and Exchange Commission

Attention:	Mr. James O’Connor, Senior Counsel
Ms. Christina D. Fettig, Senior Accountant

Response: The Fund has revised the Prospectus in response to the Staff’s comment.

Interim Portfolio Update—First Quarter 2015, page 14

2.	Comment: The disclosure, on page 15, states: “As of March 20, 2015, we had unfunded debt commitments of approximately $331.3 million, representing potential future portfolio growth.” Unfunded commitments, which are contractual obligations of the Fund to make loans up to a specified amount at future dates, may subject the Fund to risks similar to those created by standby commitment agreements. Unfunded commitments, like standby commitment agreements, may be senior securities under Section 18(g) (“any … obligation or instrument constituting a security and evidencing indebtedness”). See Investment Company Act Release 10666, “Securities Trading Practices of Registered Investment Companies” (April 18, 1979). The Staff considers unfunded commitments that specify an interest rate to be senior securities subject to the coverage requirements of Sections 18 and 61 unless the Fund has segregated liquid assets equal to the market value of its unfunded commitments. Does the Fund currently treat its unfunded commitments as senior securities? If not, why not? Does the Fund currently segregate liquid assets, or does it have borrowing capacity within its 200% asset coverage limitation, sufficient to cover its unfunded commitments?

Response: The Fund does not treat its unfunded commitments as senior securities because the Fund does not believe that these commitments have the attributes associated with “senior securities” under Section 18 of the 1940 Act, including the attributes set forth by the SEC in Investment Company Act Release 10666, “Securities Trading Practices of Registered Investment Companies” (April 18, 1979) (“Release 10666”).1 As discussed below, the Fund’s unfunded commitments relate to (i) contractual commitments contingent upon satisfaction of certain milestones, conditions and/or obligations (“Contractual Commitments”) and (ii) senior secured revolving credit facilities (“Revolving Loans”).

[1]	To the extent that the Fund enters into other arrangements in the future that are not addressed herein, it will conduct an analysis thereof, including taking into account the position of the SEC set forth in Release 10666, in order to determine whether it should treat such arrangements as a senior securities for purposes of Section 18 of the 1940 Act. If it determines that any such arrangements should be treated as a senior security for purposes of Section 18 of the 1940 Act, the Fund undertakes to either (i) treat such arrangement as a senior security for purposes of Section 18 of the 1940 Act or (ii) “cover” such arrangement by earmarking and holding unencumbered liquid assets equal in value to the arrangement. See Merrill Lynch Asset Management, L.P. (pub. available July 2, 1996) (explaining that a fund would be permitted to place any asset, including equity securities and non-investment grade debt, in a segregated account, so long as the asset is unencumbered, liquid and marked to the market daily). If the Fund follows the second approach set forth above after a determination that an arrangement should be treated as a senior security for purposes of Section 18 of the 1940 Act, then it will in effect not treat such arrangement as a senior security under Section 18 of the 1940 Act for so long as the arrangement is adequately “covered.” For purposes of the foregoing, the Fund’s liquid assets would be deemed to be “unencumbered” even if they were subject to a lien under the Fund’s credit facilities so long as the Fund were not in default thereunder and otherwise had unfettered access to the liquid assets (i.e., it could sell such liquid assets without the need to obtain the consent or other approval from the lenders under its credit facilities).

U.S. Securities and Exchange Commission

Attention:	Mr. James O’Connor, Senior Counsel
Ms. Christina D. Fettig, Senior Accountant

Specifically, in Release 10666, the SEC held that certain securities trading practices by investment companies “may involve the issuance of a senior security subject to the prohibitions and asset coverage requirements of Section 18.” Release 10666 explained that the specific securities trading practices described therein, such as reverse repurchase agreements, firm commitment agreements and standby commitment agreements, each should be considered “evidence of indebtedness,” and therefore, senior securities, for purposes of Section 18. The SEC also noted that this position applies to “similar trading practices with comparable effects on the capital structure of the investment company.” However, the SEC emphasized that its views were “based not so much on the conclusion that [the instruments described in Release 10666], considered in isolation, are inherently securities for all purposes, but more upon the proposition that the trading practices involving the use by investment companies of such [instruments] for speculative purposes or to accomplish leveraging fall within the legislative purposes of Section 18.” [Emphasis added.] The SEC reasoned that the risk associated with such investments was significantly higher due to the “substantial amount of leveraging” in the instruments and in light of interest rate volatility. The SEC further elaborated that these instruments contained speculative aspects because “the gains and losses from the transactions can be extremely large relative to invested capital.”

(a)	Contractual Commitments

Generally, most of the Fund’s unfunded commitments consist of Contractual Commitments, which are contingent upon the counterparty’s satisfaction of various representations, warranties and financial and non-financial covenants (collectively, “milestones”), including, but not limited to, meeting revenue or EBITDA targets or projections, meeting predefined targets in a clinical study, Federal Drug Administration approval and successfully completing a capital raise. The Contractual Commitments also include conditions pursuant to which the Fund may not be obligated to provide such funding, including the occurrence of a material adverse effect regarding: (i) the business, operations, properties, assets or financial condition of a portfolio company and its subsidiaries, taken as a whole; (ii) the ability of a portfolio company to perform secured obligations in accordance with the terms of loan documents, or the ability of an agent or lender to enforce any of its rights or remedies with respect to secured obligations; or (iii) the collateral or agent’s liens on the collateral or the priority of such liens. As a result, under a Contractual Commitment, there is no “commitment” and requirement to provide funding until these obligations are met and/or no material adverse effect exists. At the time these commitments are made, the Fund typically has no existing position with the portfolio company and no obligation to provide such funding.

U.S. Securities and Exchange Commission

Attention:	Mr. James O’Connor, Senior Counsel
Ms. Christina D. Fettig, Senior Accountant

The Fund presents its unfunded Contractual Commitments on a gross basis but it is unknown how much of each contractual commitment the Fund will be required to provide. As a result, a portion or all of these commitments may expire without being drawn or there may be no obligation to provide such funding. There will be no gain or loss with respect to an expired Contractual Commitment, nor will any capital be invested. Consequently, unfunded Contractual Commitments do not necessarily represent future cash requirements. At March 31, 2015, the balance of unfunded commitments to extend credit totaled approximately $377.6 million. Approximately $243.5 million of these unfunded commitments consisted of unfunded Contractual Commitments with specific milestones and approximately $48.0 million consisted of unfunded Contractual Commitments not containing specific milestones but contingent upon a material adverse effect not existing.

The concerns underlying the SEC’s position in Release 10666 are not present with respect to the Fund’s unfunded Contractual Commitments, which as discussed above are subject to the Fund’s portfolio companies meeting certain milestones and certain conditions not existing that would allow the Fund to not provide funding, such as a material adverse effect. The milestones are built in to allow a portfolio company to meet certain regulatory requirements, such as a “Phase I trial” in the life science arena. It would be difficult to say that since the Fund has no “obligation” to provide funding unless a prospective pharmaceutical drug passes a Phase I trial that the Fund is speculating on “trading” or “interest rates.” Contractual Commitments are generally used to create and provide for a relationship with a portfolio company.

(b)	Revolving Loans

Of the approximately $377.6 million of unfunded commitments at March 31, 2015, approximately $86.1 million consisted of unfunded Revolving Loans. Revolving Loans are a flexible financing tool provided by the Fund which allows borrowers to meet day-to-day capital needs due to operating cycle fluctuations. Revolving Loans are generally in the form of accounts receivable (“AR”) or inventory lines which require borrowers to deliver a borrowing base certificate as evidence of compliance with the collateral arrangement in order to receive funding. As a result, a portion or all of these commitments may go unutilized and there may be no obligation to provide such funding if a borrowing base certificate cannot be provided. The borrowing base requirements are designed to mitigate the risk associated with each draw and ensure sufficient collateral is in place prior to funding.

U.S. Securities and Exchange Commission

Attention:	Mr. James O’Connor, Senior Counsel
Ms. Christina D. Fettig, Senior Accountant

Accordingly, the concerns underlying the SEC’s position in Release 10666 also are not present with respect to the Fund’s Revolving Loans. These instruments are not designed for speculative purposes or to accomplish leveraging. Rather, much like a community bank that provides its customers with revolving lines of credit and other sources of financing, the Fund offers Contractual Commitments and Revolving Loans to its portfolio companies for the purpose of creating and maintaining a long-standing business relationship with them. In this regard, it is important to highlight that the Fund generally only provides Revolving Loans to portfolio companies in connection with an existing investment relationship (e.g., the Fund has a senior secured term loan investment in the portfolio company).

(c)	Additional Business Purposes of Contractual Commitments and Revolving Loans

Further, the Fund’s portfolio is comprised of venture capital-backed companies in technology-related industries, including technology, biotechnology, life science, and energy and renewables technology at all stages of development. By being a leading structured debt financing provider for venture capital-backed companies in technology-related industries requiring sophisticated and customized financing solutions, the Fund believes that offering Contractual Commitments and Revolving Loans greatly increases the chances that existing and prospective portfolio companies will come to it for future financing needs.

The other significant business purpose with respect to the Fund’s provision of such lending services to its portfolio companies is that it allows the Fund the potential to take or maintain a senior secured position in the capital structure of its portfolio companies, which protects the Fund’s investments in its portfolio companies in the event that they default on their borrowing obligations. If the Fund did not provide these other lending services to its portfolio companies, then banks and other lenders would effectively get paid ahead of or at the same time as the Fund in the event of a default by its portfolio companies. Moreover, the addition of another senior lender in connection with a portfolio company investment made by the Fund means that the Fund loses the ability to control the outcome of any restructuring involving the portfolio company. Given that the Fund may have other investments in the portfolio company, such as second lien loans and equity investments, to protect, the loss of such control could be detrimental to the Fund’s overall investment in the portfolio company.

U.S. Securities and Exchange Commission

Attention:	Mr. James O’Connor, Senior Counsel
Ms. Christina D. Fettig, Senior Accountant

(d)	Interest Rates

In addition, the attributes and features of the unfunded Contractual Commitments and Revolving Loans that the Fund provides to its portfolio companies are deliberately designed to avoid interest rate risk, further bearing out the fact that the Fund does not enter into these arrangements for “speculative purposes or to accomplish leveraging.” For example, as of March 31, 2015, approximately 97.3% of the Fund’s debt investment portfolio was priced at floating interest rates or floating interest rates with a Prime or LIBOR-based interest rate floor. Interest rates are generally determined at the onset of a debt agreement and for Contractual Commitments may be adjusted up or down depending on the achievement of certain milestones (e.g. if the portfolio company completes a successful equity raise, the interest rate spread above the benchmark interest rate may be reduced by 1.5% or vice versa), as set out in the loan documents.The floating rate nature of the Contractual Commitments and Revolving Loans distinguishes them from the fixed rate on standby commitments, particularly as to loss potential to the investment company due to a rise in interest rates. These instruments have floating interest rates and interest rate floors and, as a result, the payments made by the Fund’s portfolio companies thereunder adjust up and down as interest rates change, subject to the interest rate floors. Thus, these instruments are intended to insulate the Fund from interest rate volatility by allowing the Fund to avoid the downside if interest rates start to rise and, due to the existence of the interest rate floors, lessen the effects if interest rates start to fall. While these features do not eliminate interest rate risk with respect to these instruments, they do significantly mitigate such risk and, as a result, do not contain the significant speculative attributes associated with the securities trading practices discussed in Release 10666.

(e)	Fees

Moreover, the Fund may receive various fees, such as loan origination fees and unfunded commitment fees, in connection with its debt investments and unfunded commitments. The Fund’s loan origination fees are intended to cover the costs associated with underwriting and structuring the loans when drawn, and undrawn commitment fees are intended to cover the administrative and other costs of keeping a line of credit available. Generally, these fees are allocated proportionally to the total loan commitment and amortized or accreted into income as an adjustment to the yield of the related debt investment on an effective yield basis over the life of the investment (or on a straight line basis over the total loan commitment for Revolving Loans). Recognition of the fees associated with unfunded commitments is deferred

U.S. Securities and Exchange Commission

Attention:	Mr. James O’Connor, Senior Counsel
Ms. Christina D. Fettig, Senior Accountant

until such time as loan funding occurs or the commitment period expires for term loans or over the commitment period for Revolving Loans. Thus, unlike the standby commitment agreements discussed in Release 10666, the Fund’s unfunded commitments are not being used to “earn commitment fees without revenue or cost.” The fees that the Fund receives from these instruments are used not as a “put” to enable the Fund to earn fees without investment or cost; rather, the Fund uses these fees to defray administrative and underwriting costs associated therewith. Importantly, the Fund receives these fees in exchange for the cost of providing its portfolio companies with access to capital, not as a means of earning a significant source of income unaccompanied by any actual cost to or investment by the Fund.

(f)	Accounting Treatment

Furthermore, the Fund informs the Staff that the Fund’s financial statements, including its presentation of unfunded commitments, have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”). In accordance with GAAP, the notional amounts of such unfunded commitments are not required to be reflected in the Fund’s financial statements as they do not meet the definition of a liability and the fair value of such commitments are considered to be de minimis as the yield determined at the time of underwriting is expected to be materially consistent with the yield upon funding, given that interest rates are generally pegged to a market indices and the milestones, conditions and/or obligations imbedded in the borrowing agreements. Once an unfunded commitment is funded, the Fund’s financial statements reflect the loan amount and the corresponding previously unfunded commitment is extinguished by the adjustment in the cost basis of the funded loan.

In light of the foregoing, the Fund does not believe that treating its unfunded commitments to its portfolio companies as senior securities would fall within the legislative purpose of Section 18 of the 1940 Act or the policy rationale underlying Release 10666.

Fees and Expenses, page 16

3.	Comment: Please explain why the loss incurred on the debt extinguishment is excluded from the fee table.

Response: The Fund has revised the Prospectus in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Attention:	Mr. James O’Connor, Senior Counsel
Ms. Christina D. Fettig, Senior Accountant

The 2019 Notes and 2024 Notes are structurally subordinated to the indebtedness and other liabilities of our subsidiaries, page 77

4.	Comment: Please inform us whether the “2019 Notes,” and the “2024 Notes” are titled “senior.” If so, please explain to us why the use of this term in their titles is not misleading given that, as stated on page 78, these securities “are structurally subordinated to all indebtedness and other liabilities (including trade payables) of our subsidiaries and any subsidiaries that we may in the future acquire or establish as financing vehicles or otherwise.”

Response: The Fund has revised the Prospectus in response to the Staff’s comment.

Use of Proceeds, page 81

5.	Comment: Please confirm that, in any prospectus supplement issued in connection with a “takedown” from the Registration Statement, the Fund will disclose, in accordance with “Guide 1. Use of Proceeds” to Form N-2, the reasons for, and consequences of, any expected delay in investing substantially all of the proceeds of the “takedown.” See also Item 7.2 of Form N-2.

Response: The Fund confirms that, in any prospectus supplement issued in connection with a “takedown” from the Registration Statement, the Fund will disclose, in accordance with “Guide 1. Use of Proceeds” to Form N-2, the reasons for, and consequences of, any expected delay in investing substantially all of the proceeds of such “takedown.”

Changes in Portfolio, page 95

6.	Comment: Please disclose that both the “core yield” and the “effective yield,” shown on page 97, are higher than what investors in the Fund will realize because they do not reflect the Fund’s expenses and any sales load paid by investors.

Response: The Fund has revised the Prospectus in response to the Staff’s comment.

7.	Comment: Please also disclose, in this subsection, the Fund’s “total investment return” and how it is calculated, including that it does not reflect any sales load that may be paid by investors. See Instruction 13 to Item 4 of Form N-2.

Response: The Fund has revised the Prospectus in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Attention:	Mr. James O’Connor, Senior Counsel
Ms. Christina D. Fettig, Senior Accountant

Critical Accounting Policies, page 152

8.	Comment: Please confirm that the board has adopted written fair value policies and procedures in accordance with Section 2(a)(41) of, and Rule 2a-4(a)(1) under, the 1940 Act.

Response: The Fund confirms that its Board of Directors has adopted written fair value policies and procedures in accordance with Section 2(a)(41) of, and Rule 2a-4(a)(1) under, the 1940 Act.

Senior Securities, page 272

9.	Comment: Please provide the calculations for the “asset coverage per unit” for each class of senior securities outstanding at 12/31/14. Please disclose the total asset coverage, expressed as a percentage, for all outstanding senior securities required to be included in the asset coverage requirements of Section 18(a)(1)(A) and (B), as modified by Section 61(a)(1), of the 1940 Act. Please also consider including a line item for total senior securities to disclose the total asset coverage. Please revise the senior securities table to disclose the par value, rather than the carrying amount, of the senior convertible notes as a senior security.

Response: The Fund has revised the Prospectus in response to the Staff’s comment. In addition, the Fund informs the Staff that the “asset coverage per unit” for each class of senior securities outstanding as disclosed in the Registration Statement for historical periods, was calculated as the Fund’s consolidated total assets divided by the total amount outstanding for each senior security class multiplied by $1,000. The Fund has revised its disclosure for all current and future periods such that “asset coverage per unit” is calculated as the Fund’s consolidated total assets, less all liabilities and indebtedness not represented by senior securities divided by senior securities representing indebtedness multiplied by $1,000.

Certain Material U.S. Federal Income Tax Considerations, page 344

10.

Comment: The disclosure appears to indicate that the Fund may offer investors “units comprised of combinations of securities.” If so, please provide a legal analysis discussing why an offering of units is consistent with the protections of the Investment Company Act of 1940 based on a specific description of the composition of the “units” are being offered. This analysis should include how the individual securities in the units will be valued and whether the interests of existing common shareholders could be diluted by the issuance of the Fund’s securities in units. If securities will be offered in units, please provide us with a pro forma copy of a supplement that will be used in connection with the Fund’s offerings of “units” or

U.S. Securities and Exchange Commission

Attention:	Mr. James O’Connor, Senior Counsel
Ms. Christina D. Fettig, Senior Accountant

provide us with a representation that the Fund will not file a prospectus supplement for a take-down of “units” unless the specific terms of the offering are first disclosed in a post-effective amendment or a new registration statement that has been accelerated by the Staff.

Response: The Fund has revised the Prospectus in response to the Staff’s comment.

Determination of Net Asset Value, page 364

11.	Comment: The disclosure, on page 365, states: “The Company may from time to time engage an independent valuation firm to provide the Company with valuation assistance with respect to certain portfolio investments on a quarterly basis.” Please disclose how frequently and in what circumstances the Fund consults with an independent valuation firm.

Response: The Fund has revised the Prospectus in response to the Staff’s comment. The Fund informs the Staff that it engages independent valuation firms on a discretionary basis. Specifically, on a quarterly basis, the Fund will identify portfolio investments with respect to which an independent valuation firm will assist in valuing. The Fund selects these portfolio investments based on a number of factors, including, but not limited to, the potential for material fluctuations in valuation results, credit quality and the time lapse since the last valuation of the portfolio investment by an independent valuation firm.

12.	Comment: Please disclose whether the Fund consults with an independent valuation firm in valuing all of its securities classified as “Level 3.” If not, why not?

Response: The Fund has revised the Prospectus in response to the Staff’s comment. The Fund informs the Staff that it does not consult with an independent valuation firm in valuing all of the Fund’s securities classified as “Level 3.” The Fund has disclosed the process that it conducts and believes that the methodology used to determine market price and collateral impairment appropriately provide for “fair value.” The “fair value” is approved by the Fund’s Board of Directors. See page 99 of the Prospectus.

13.	Comment: Please inform the staff whether the Board will review and approve in advance the valuation methodology of any valuation firm it uses and whether the Board will regularly review the historical accuracy of such methodologies. See Release No. IC-26299; “Compliance Programs of Investment Companies and Investment Advisers,” (December 17, 2003).

U.S. Securities and Exchange Commission

Attention:	Mr. James O’Connor, Senior Counsel
Ms. Christina D. Fettig, Senior Accountant

Response: The Fund informs the Staff that the Board reviews and approves in advance the valuation methodology of any valuation firm it uses and regularly reviews the historical accuracy of such methodologies, as necessary.

Description of Our Debt Securities, page 390

14.	Comment: Please provide us with a pro forma copy of a supplement that will be used in connection with the Fund’s offerings of “debt securities” or provide us with a representation that the Fund will not file a prospectus supplement for a take-down of “debt securities” unless the specific terms of the offering are first disclosed in a post-effective amendment or a new registration statement that has been accelerated by the Staff. In this regard, please note that the prospectus supplement should, as applicable:

a) Disclose that none of the Fund’s indebtedness is currently subordinated to the debt securities. It should also be disclosed whether there is a current intention to issue indebtedness that expressly provides that it is subordinated to the debt securities.

b) Disclose that the debt securities are “structurally subordinated” and are “effectively subordinated” to all existing and future indebtedness of the Fund and other obligations of its subsidiaries, financing vehicles and similar facilities. The significance of the debt securities being structurally subordinated and effectively subordinated should be explained in plain English, specifically highlighting how such subordination affects the rights and priorities of the holders of the debt securities. Also, disclose the approximate total dollar amount of all liabilities and obligations to which the debt securities being offered are structurally subordinated and effectively subordinated.

c) Refrain from using the word “senior” in the title of any debt securities issued by the Fund, or when describing/identifying their ranking, if the debt securities are not contractually senior in right of repayment to the other outstanding obligations of the Fund. Even where the Fund’s debt securities are contractually senior in right of repayment to the other outstanding obligations of the Fund, consider the appropriateness of referring to the debt securities as “senior” when they are also are structurally subordinated to the obligations of the Fund’s subsidiaries, financing vehicles and similar facilities.

d) Disclose that the debt securities will not be subject to any sinking fund and explain the significance thereof; for example, state that no amounts will be set

U.S. Securities and Exchange Commission

Attention:	Mr. James O’Connor, Senior Counsel
Ms. Christina D. Fettig, Senior Accountant

aside for the express purpose of repayment of principal and any unpaid interest on the debt securities, and that repayment of the debt securities will depend upon the financial condition of the Fund and its subsidiaries as they exist as of the maturity date of the debt securities.

Response: The Fund acknowledges the Staff’s comment and has provided a form of prospectus supplement for an offering of debt securities as Exhibit S.3 to the Registration Statement.

December 31, 2014 financial statements filed on Form 10-K on 3/2/2015 included in N-2

Page F-3 Consolidated Balance Sheets

15.	Comment: What is the composition of “Cash and Cash Equivalents” at 12/31/14 ($227,116,000)? If any investments are in money market mutual funds or other investment companies, these investments should be disclosed separately on the Schedule of Investments. Additionally, confirm that any acquired fund fees and expenses (“AFFE”) related to these investments is included in the fee table.

Response: On a going-forward basis, the Fund undertakes to revise its disclosure in response to the Staff’s comment. The Fund informs the Staff that “Cash and Cash Equivalents” at December 31, 2014 consisted solely of funds deposited with financial institutions and short-form liquid investments in money market deposit accounts. Cash and cash equivalents are carried at cost which approximates fair value. The Fund informs the Staff that all fees and expenses related to these deposits are included in the fee table.

16.	Comment: Please explain the composition of “Other Assets”. Page 72 of the Registration Statement references “escrow receivables”. The notes to financial statements do not appear to disclose the accounting policy for escrow receivables. Are the receivables fair valued?

Response: On a going-forward basis, the Fund undertakes to revise its disclosure in response to the Staff’s comment. The Fund informs the Staff that “Other Assets” consists primarily of prepaid expenses, deferred financing costs net of accumulated amortization, fixed assets net of accumulated depreciation, deferred revenues and deposits and other assets, including escrow receivable. The escrow receivable balance as of December 31, 2014 was approximately $3.6 million, or 0.3%, of total assets and was fair valued and held in accordance with ASC 820.

U.S. Securities and Exchange Commission

Attention:	Mr. James O’Connor, Senior Counsel
Ms. Christina D. Fettig, Senior Accountant

17.	Comment: Please reconcile the disclosed amount of $(17,076) of “unrealized appreciation (depreciation) on investments”. We calculate net unrealized depreciation on investments of $(14,600) using the disclosed market value of $1,020,737 and cost of $1,035,337. Consider revising the heading if there are other components to unrealized appreciation/(depreciation).

Response: On a going-forward basis, the Fund undertakes to revise its disclosure in response to the Staff’s comment. The Fund informs the Staff that the difference identified in the Staff’s comment relates to approximately $2.5 million of net unrealized losses associated with escrow receivables, estimated taxes payable and Citigroup warrant participation agreement liabilities.

Page F-5 Consolidated Statements of Operations

18.	Comment: We note “Fees” in the amount of $17,047, representing 12% of “Total Investment Income”. If any component of fees exceeds 5% of total investment income, please disclose this amount separately in accordance with Article 6-07.1 of Regulation S-X. Please include detail of this fee income so that shareholders may assess the nature of the fee income and whether it is recurring or non-recurring income. Refer to the issue discussed at the September 16, 2014 AICPA Expert Panel Meeting:

(c) The SEC staff discussed it may be important for BDC shareholders to understand the amount of income generated by BDCs that is non-recurring. The SEC staff noted that BDCs may receive certain non-recurring fees from their borrowers, including up-front fees (e.g., financing fees or structuring fees) and back-end fees (e.g., prepayment fees or unamortized original issue discount (OID)). However, BDCs generally have not disclosed the impact of these non-recurring fees on earnings and/or yield (e.g., in either the financial statements or in Management’s Discussion and Analysis). The SEC staff believes disclosure of the impact of non-recurring fees on earnings and/or yield could be important to the users of financial statements to help investors analyze the BDC’s potential future cash flows and dividend sustainability.

Response: The Fund acknowledges the Staff’s comment, and on a going-forward basis undertakes to revise its disclosure in response to the Staff’s comment. The Fund informs the Staff that no single component of fees exceeds 5% of total investment income. The Fund also respectfully submits that it details fee income such that shareholders may assess the nature of the fee income and whether it is recurring or non-recurring income. See page 106 of the Prospectus. Specifically, the

U.S. Securities and Exchange Commission

Attention:	Mr. James O’Connor, Senior Counsel
Ms. Christina D. Fettig, Senior Accountant

Fund discloses the impact of non-recurring income on its yield attributed to early payoffs, restructuring, loan modifications and other one-time events. See page 63 of the Registration Statement.

19.	Comment: General and administrative expenses represent 14% of total expenses. Is there any individual expense representing more than 5% of total expenses included in this caption? If so, these expenses should be disclosed separately in accordance with Regulation S-X, Article 6-07.2(b). Consider including detail of general and administrative expenses in the notes to financial statements.

Response: The Fund acknowledges that Staff’s comment and informs the Staff that no single component of general and administrative expenses exceeded 5% of total expenses as of December 31, 2014.

20.	Comment: Please explain why “loss on debt extinguishment” is presented as a negative line item. We note that each component of operating expenses is not presented in this manner. We expect a consistent presentation of these components, as each of these components reduces total investment income.

Response: The Fund informs the Staff that the “loss on debt extinguishment” is presented as a negative line item in the event that debt extinguishment results in a net gain in future periods. The Fund believes this provides clarity and additional information to its stockholders when compared to other expense items.

21.	Comment: Pages 71 through 73 of the Registration Statement make reference to “net unrealized (depreciation) on taxes payable”, “estimated taxes payable” and “income and excise taxes”. Were any such taxes accrued or paid during the year ended December 31, 2014? If so, were the disclosure requirements of Article 6-07.2.5 and 7(e) included in the financial statements? Disclose the dollar amount of taxes paid and/or accrued in the notes to financial statements.

Response: The Fund informs the Staff that for the year ended December 31, 2014, the Fund paid $133,000 in taxes and that the taxes paid were included in the Consolidated Statement of Cash Flows. These taxes were an immaterial and therefore the disclosure requirements of Article 6-07.2.5 and 7(e) were not included in the financial statements. On a going-forward basis, the Fund undertakes to revise its disclosure to include the amount of any such taxes accrued or paid, to the extent applicable, in the notes to the financial statements.

U.S. Securities and Exchange Commission

Attention:	Mr. James O’Connor, Senior Counsel
Ms. Christina D. Fettig, Senior Accountant

Page F-6- Consolidated Statements of Changes in Net Assets

22.	Comment: Are the following line items explained in the Notes to Financial Statements: “issuance of common stock”, “retired shares from net issuance” and “public offering”? What is the difference in the line items “issuance of common stock” and “public offering”? Consider including disclosure in the notes to financial statements to explain the composition of these line items.

Response: On a going-forward basis, the Fund undertakes to revise its disclosure in response to the Staff’s comment. The Fund informs the Staff that “issuance of common stock” represents the issuance of the Fund’s common stock due to stock option exercises, “retired shares from net issuance” represents the number of shares withheld by the Fund to cover employee payroll taxes in connection with stock based compensation and “public offering” represents Fund’s offerings of shares of its common stock through public markets.

Pages F-8 - F-23 Consolidated Schedule of Investments

23.	Comment: We note that certain investments pay PIK interest. Please confirm that those investment paying PIK interest disclose the current PIK rate along with the possible PIK interest rate range or the maximum PIK interest rate that could be paid. Please see the item addressed in the AICPA Audit Risk Alert- Investment Company Industry Developments 2013/14.

Response: The Fund informs the Staff that the current PIK interest rate is disclosed for investments which pay PIK interest. On a going-forward basis, the Company undertakes to revise its disclosure to include the PIK interest rate range or the maximum PIK interest rate that could be paid on such investment, to the extent applicable.

24.	Comment: Note (1) to the Consolidated Schedule of Investments discloses that “preferred and common stock, warrants an equity interests are generally non-income producing”. Footnote 5 to Article 12-12 of Regulation S-X requires that non-income producing securities are identified. Are all of these types of investments non-income producing? Please disclose the rates associated with preferred stocks, if applicable.

Response: The Fund confirms that as of the fiscal year ended December 31, 2014 the Fund did not hold income producing preferred stock and respectfully notes that the Consolidated Schedule of Investments discloses investments which are non-income producing in nature. Please see footnote 7 on page F-24 of the Prospectus. On a going-forward basis, the Company undertakes to revise its disclosure to include the rates associated with preferred stock in its Consolidated Schedule of Investments, to the extent applicable.

U.S. Securities and Exchange Commission

Attention:	Mr. James O’Connor, Senior Counsel
Ms. Christina D. Fettig, Senior Accountant

25.	Comment: Note (12) to the Consolidated Schedule of Investments discloses that “all or a portion of the debt investment includes an exit fee receivable”. Please explain the accounting for these exit fee receivables. Page F-51 discloses $19.3 million of exit fees receivable at 12/31/14. Are the exit fee receivables associated with the end of term payments? Disclose the rate or amount of the end of term payments on the Consolidated Schedule of Investments and disclose the total dollar amount of end of term payments amortized into income during the reporting period.

Response: The Fund informs the Staff that exit fee receivables are accounted for in accordance with ASC 310-20. Exit fees are accreted into income as an adjustment to the yield of the related debt investment on an effective yield basis over the life of the investment. The $19.3 million of exit fees receivable at December 31, 2014 noted in the Staff’s comment represents the portion of end of term payments related to expired commitments or restructures which have been earned but not received and any accumulated amortized exit fee receivables associated with funded positions which are included as a component of the cost basis of such investment. The Fund respectfully notes that the total dollar amount of end of term payments accreted into income during the reporting period is presented in the caption “Accretion of loan exit fees” in the Consolidated Statement of Cash Flows located on page F-7 of the Registration Statement.

Pages F-40- F-78- Notes to Consolidated Financial Statements

26.	Comment: Note 2- Valuation of Investments- footnote (3) to the table on page F-48 that discloses a reconciliation for all financial assets and liabilities measured at fair value on a recurring basis discusses transfers in/out of Level 3. Transfers into level 3 should be disclosed and discussed separately from transfers out of level 3. Refer to the Audit Guide of Investment Companies, AAG-INV 7.78(f)(.iv).

Response: On a going-forward basis, the Fund undertakes to revise its disclosure in response to the Staff’s comment.

27.	Comment: Note 4 – Borrowings- Consider including detail of interest expense for each category of borrowings. Currently, the interest expense is only disclosed for the 2019 and 2024 notes and the convertible senior notes.

U.S. Securities and Exchange Commission

Attention:	Mr. James O’Connor, Senior Counsel
Ms. Christina D. Fettig, Senior Accountant

Response: On a going-forward basis, the Fund undertakes to revise its disclosure in response to the Staff’s comment.

28.	Comment: Note 5- Income Taxes- Page F-69 discloses the tax character of distributions paid in 2013 and 2014. Please explain why the disclosed amount for 2014 of $73.2 million does not agree to the distributions disclosed on the Statement of Changes in Net Assets of $78,562.

Response: The Fund informs the Staff that the difference in the amount of distributions disclosed in Note 5- Income Taxes and the Statement of Changes in Net Assets for fiscal year 2014 is due to dividends on unvested shares related to restricted stock awards and Section 855 distributions made after the close of the Fund’s 2013 taxable year election.

29.	Comment: Note 9- Financial Highlights- Please disclose the portfolio turnover rate. Please update all fiscal year-end 2011 data to fiscal year-end 2012.

Response: The Fund respectfully submits that Form N-2 does not require the Fund to include disclosure of its portfolio turnover rate. Item 4.1 of Form N-2 excludes business development from its disclosure requirements and subjects business development companies to Item 4.2 of Form N-2. Item 4.2 does not require disclosure of portfolio turnover rate.

Furthermore, the Fund informs the Staff that the portfolio turnover rate has been excluded from Financial Highlights due to the potential for the rate to be misleading to investors. This potential for misrepresentation results from the amortization and fluctuation of the Fund’s investment portfolio turnover and recurring and non-recurring fees received from borrowers, including up-front fees, end of term fees and OID.

30.	Comment: Please include the total expense ratio in the body of the financial highlights table. It is currently included in a footnote. The body of the financial highlights table includes an operating expense ratio, which does not include the effect of the loss on debt extinguishment. Does the expense ratio include the effect of any taxes?

Response: On a going-forward basis, the Fund undertakes to revise its disclosure in response to the Staff’s comment. The Fund advises the Staff that the expense ratio includes the effect of any taxes.

U.S. Securities and Exchange Commission

Attention:	Mr. James O’Connor, Senior Counsel
Ms. Christina D. Fettig, Senior Accountant

31.	Comment: Note 10- Commitments and Contingencies- Disclosure indicates that Hercules had a total of $339.0 million of unfunded commitments. Please disclose each unfunded commitment separately by portfolio company. Please confirm that the unfunded commitments are accounted for in accordance with the comments discussed at the January 2006 AICPA Expert Panel Meeting:

In making senior loan investments, the RIC might make commitments to provide funding for a loan prior to it being issued or commit to additional amounts beyond the existing funded portion.

Such unfunded commitments might create a value to the RIC different from the underlying commitment, which would create unrealized appreciation or depreciation.

For each unfunded commitment, the RIC should disclose the amount and extended value of the unfunded commitment as of the date of the reporting period.

The RIC may provide this disclosure by including a listing of unfunded commitments by senior loan in a separate schedule located within the schedule of investments or within the notes to the schedule of investments or notes to the financial statements.

Alternatively, the RIC may state the amount and extended value of the unfunded commitment within a footnote attached to each senior loan.

The EP noted that the effect of such valuation changes should be recognized in determining the net asset value of the RIC even in situations in which the entire unfunded commitment itself is not reflected as a liability because it does meet the FASB Statement No. 5 requirements.

Response: The Fund respectfully declines to include the requested disclosure. The Fund is not aware of formal guidance or requirements mandating providing such disclosure with respect to the Fund’s unfunded Contractual Commitments and Revolving Loans. In accordance with GAAP, the notional amounts of such unfunded Contractual Commitments and Revolving Loans are not required to be reflected in the Fund’s financial statements as they do not meet the definition of a liability, and the fair value of such Contractual Commitments and Revolving Loans are considered to be de minimis as the yield determined at the time of underwriting is expected to be materially consistent with the yield upon funding, given that interest rates are generally pegged to a market indices and the milestones, conditions and/or obligations imbedded in the borrowing agreements

U.S. Securities and Exchange Commission

Attention:	Mr. James O’Connor, Senior Counsel
Ms. Christina D. Fettig, Senior Accountant

Other

32.	Comment: Please include the disclosure requirements of Article 12-14 of Regulation S-X in all future Form 10-Q filings.

Response: On a going-forward basis, the Fund undertakes to include the disclosure requirements of Article 12-14 of Regulation S-X in all future Form 10-Q filings.

General

33.	Comment: Please inform us whether the officers, directors, and beneficial owners of more than 10% of the Fund’s securities have filed the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

Response: The Fund informs the Staff that the officers, directors and beneficial owners of more than 10% of the Fund’s securities have filed ownership reports required by Section 16(a) of the Securities Exchange Act of 1934.

34.	Comment: Once FINRA has informed you that it has no objections regarding the dealer compensation arrangements in this offering, please provide us with a copy of the FINRA “no-objection” letter or arrange for a call to the undersigned from FINRA. See Rules 461(a) and (b)(6) under the 1933 Act.

Response: The Fund undertakes to provide the Staff with a copy of the FINRA “no-objection” letter when available or arrange for a call to the undersigned from FINRA.

35.	Comment: Please file an updated consent with the amended Registration Statement filing if 30 days has passed since the initial filing date of the Registration Statement.

Response: The Fund undertakes to file an updated consent with the amended Registration Statement filing if 30 days has passed since the initial filing date of the Registration Statement.

36.	Comment: Please update with the unaudited quarterly information if the 3/31/15 Form 10-Q is filed before the N-2 is declared effective.

U.S. Securities and Exchange Commission

Attention:	Mr. James O’Connor, Senior Counsel
Ms. Christina D. Fettig, Senior Accountant

Response: In Amendment No.1 to the Registration Statement, the Fund has updated the Registration Statement with unaudited quarterly information from the quarter ended March 31, 2015.

*            *             *

At the time the Fund requests acceleration of the effective date of the Registration Statement, it will furnish a letter to the SEC acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*            *             *

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus